Exhibit 99.1
WNS Holdings Limited     Fiscal Q3 2009
WNS Announces Third Quarter Fiscal 2009 Earnings;
Reaffirms Guidance for Fiscal 2009
Revenue Increases 15.9%; Revenue Less Repair Payments Increases 34.5%
Over the Corresponding Quarter in the Prior Fiscal Year
NEW YORK and MUMBAI, February 5, 2009 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the fiscal third quarter 2009 ended December 31, 2008 and reaffirmed its guidance on revenue less repair payments and adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest share of loss) guidance for fiscal 2009.
Revenue for the fiscal third quarter 2009 of $134.0 million represented an increase of 15.9% over the corresponding quarter in the prior fiscal year, while revenue less repair payments at $99.6.million increased 34.5% over the same quarter in corresponding period. Aviva Global Services (AGS) and Call 24/7 Limited, which WNS acquired in July and April 2008, respectively, contributed to the growth in this quarter.
“We had another strong quarter in terms of bottom line growth and margin expansion, which resulted in the highest adjusted net income quarterly results we have ever achieved. While the impact of exchange rates continues to affect our top line, we experienced increased volumes and organic growth on a constant currency basis,” said Neeraj Bhargava, Group Chief Executive Officer. “I am pleased that our focus on operational efficiencies, which includes a decrease in attrition, has resulted in improved margins this quarter.”
Net income including minority interest for the fiscal third quarter 2009 was $2.1 million compared to $5.5 million during the corresponding quarter in the prior fiscal year. The net income in the current quarter was impacted by amortization charges from the acquisition of AGS and higher foreign exchange losses due to the re-valuation of British Pound-denominated assets.
Adjusted net income was $12.9 million, an increase of 59.8% over the corresponding quarter in the prior year. The primary drivers of this increase were revenue growth, tighter cost management and increased income from WNS’s acquisitions. This increase was partially offset by losses associated with the re-valuation of British Pound-denominated assets.
WNS recorded a basic income per ADS of $0.05 for fiscal third quarter 2009. Adjusted income per ADS (or income per ADS excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest share of loss) was $0.30 for the quarter.
“Despite the base business being on track this quarter, the continued decline of the British Pound significantly impacted our reported revenues. However, our adjusted net income was strong and we see additional opportunities to improve profitability by achieving greater synergies through integration of our recent acquisitions,” said Alok Misra, Group Chief Financial Officer. “Our DSOs decreased substantially to what we believe is now an industry-leading metric. In this economic environment, this demonstrates our focus on improving collection of our receivables and close management of our cash flows.”

WNS Holdings Limited     Fiscal Q3 2009
Financial Highlights: Fiscal Third Quarter Ended December 31, 2008
•	Quarterly revenue of $134.0 million, up 15.9% from the corresponding quarter last year.
•	Quarterly revenue less repair payments of $99.6 million, up 34.5% from the corresponding quarter last year.
•	Quarterly net income including minority interest of $2.1 million compared to $5.5 million from the corresponding quarter last year.
•	Quarterly adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest share of loss) of $12.9 million, up 59.8% from the corresponding quarter last year.
•	Quarterly basic income per ADS of $0.05, compared with $0.13 for the corresponding quarter last year.
•	Quarterly adjusted basic income per ADS (or income per share excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest share of loss) of $0.30, up from $0.19 for the corresponding quarter last year.
Reconciliations of non-GAAP financial measures to GAAP operating results are included at the end of this release.
Key Business and Organizational Developments
In the past quarter, WNS announced the following key developments:
•	Contract renewal for three years with extension options with Centrica, WNS’s third largest client, to provide support for customer service for its subsidiaries, British Gas and Direct Energy.
•	Contract renewal for six years with SAS Airlines, the largest airline company in Scandinavia, to deliver passenger revenue accounting processes.
•	Contract renewal for five years with SITA, a global specialist in air transport communication and information technology solutions, to enhance supply chain management and customer service.
•	On January 27, 2009, WNS announced that Neeraj Bhargava will transition into the role of Strategic Advisor. Mr. Bhargava will remain in his current role as CEO and Board member until a successor transitions into the CEO position.
Fiscal 2009 Guidance
WNS reiterated the following guidance for the fiscal year ending March 31, 2009:
•	Revenue less repair payments is expected to be between $385 million and $400 million. This assumes an average USD to GBP range of 1.45 to 1.60 for the remainder of the year.
•	Adjusted net income (or net income excluding amortization of intangible assets, share-based compensation, related fringe benefit taxes and minority interest share of loss) is expected to range between $46 million and $49 million.
“The value of the British Pound has further declined since we last updated our revenue guidance. While we are confident of meeting our guidance, our top line performance will likely fall to the lower end of the range for the fiscal year 2009 given where the Pound is today,” continued Misra. “Cash generation remains strong and our cash balance has grown. We are well-positioned to meet our debt obligations in July 2009, when the first payment on our term loan is due.”
Conference Call
WNS will host a conference call on February 5, 2009 at 8 am (ET) to discuss the company’s quarterly results. To participate, callers can dial: +1-800-295-3991; international dial-in +1-617-614-3924; participant passcode 1352836. A replay will also be made available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 10750661, for a period of three months beginning two hours after the end of the call. A webcast will be available online at www.wns.com.

WNS Holdings Limited     Fiscal Q3 2009
About WNS
WNS Holdings Ltd. [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wnsgs.com.
About Non-GAAP Financial Measures
For financial statement reporting purposes, the company has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. In the auto claims segment, which includes WNS Assistance and Chang Limited, WNS provides claims-handling and accident-management services, in which it arranges for automobile repairs through a network of third-party repair centers. In its accident-management services, WNS acts as the principal in dealings with the third-party repair centers and clients.
In order to provide accident-management services, the Company arranges for the repair through a network of repair centers. Repair costs are invoiced to customers. Amounts invoiced to customers for repair costs paid to the automobile repair centers are recognized as revenue. The Company uses revenue less repair payments for “fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.
The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected future financial results. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the US and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully grow our revenues, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Private Limited and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the US Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
CONTACT:

Investors:	Media:
Alan Katz VP — Investor Relations WNS (Holdings) Limited +1 212 599-6960 ext. 241 ir@wnsgs.com	Josh Passman CJP Communications +1 212 279 3115 ext. 203 jpassman@cjpcom.com

WNS Holdings Limited     Fiscal Q3 2009
Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Amount in thousands)
Revenue less repair payments (Non-GAAP)	$99,607	$74,056	$290,831	$215,564
Add: Payments to repair centers	34,403	41,589	115,920	128,182

Revenue (GAAP)	$134,010	$115,645	$406,751	$343,746

Reconciliation of cost of revenue (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Amount in thousands)
Cost of revenue (Non-GAAP)	$62,627	$50,272	$194,509	$146,354
Add: Payments to repair centers	34,403	41,589	115,920	128,182

Cost of revenue (GAAP)	$97,030	$91,862	$310,429	$274,536

Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Amount in thousands)
Selling, general and administrative expenses (excluding share-based compensation expense and FBT1) (Non-GAAP)	$16,206	$16,653	$50,439	$47,367
Add: Share-based compensation expense	2,612	892	7,349	3,056
Add: FBT[1]	84	232	615	859

Selling, general and administrative expenses (GAAP)	$18,902	$17,777	$58,403	$51,282

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS Holdings Limited     Fiscal Q3 2009
Reconciliation of operating income (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Amount in thousands)
Operating income (excluding amortization and impairment of goodwill and intangible assets, share-based compensation and FBT1) (Non-GAAP)	$21,667	$7,724	$48,564	$23,696
Less: Amortization of intangible assets	7,419	897	16,900	2,205
Less: Impairment of goodwill and intangible assets	—	—	—	15,464
Less: Share-based compensation expense	3,505	1,486	10,030	4,909
Less: FBT[1]	84	232	615	859

Operating (loss) income (GAAP)	$10,659	$5,109	$21,019	$259

Reconciliation of net income (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
	(Amount in thousands)
Net income (excluding amortization and impairment of goodwill and intangible assets, share-based compensation, FBT[1] and minority interest share of loss) (Non-GAAP)	$12,894	$8,069	$32,997	$26,877
Less: Amortization of intangible assets	7,419	897	16,900	2,205
Less: Impairment of goodwill and intangible assets	—	—	—	15,464
Less: Share-based compensation expense	3,505	1,486	10,030	4,909
Less: FBT[1]	84	232	615	859
Add: Minority interest share of loss	180	—	180	—

Net income (GAAP)	$2,066	$5,454	$5,632	$3,440

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS Holdings Limited     Fiscal Q3 2009
Reconciliation of Basic income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
Basic income per ADS (excluding amortization and impairment of goodwill and intangible assets, share-based compensation, FBT[1] and minority interest share of loss) (Non-GAAP)	$0.30	$0.19	$0.78	$0.64
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation, FBT[1] and minority interest share of loss	0.25	0.06	0.65	0.56

Basic income per ADS (GAAP)	$0.05	$0.13	$0.13	$0.08

Reconciliation of Diluted income per ADS (non-GAAP to GAAP)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007
Diluted income per ADS (excluding amortization and impairment of goodwill and intangible assets, share-based compensation, FBT[1] and minority interest share of loss) (Non-GAAP)	$0.30	$0.19	$0.76	$0.63
Less: Adjustments for amortization and impairment of goodwill and intangible assets, share-based compensation, FBT[1] and minority interest share of loss	0.25	0.06	0.63	0.55

Diluted income/(loss) per ADS (GAAP)	$0.05	$0.13	$0.13	$0.08

[1]	FBT means the fringe benefit taxes on options and restricted share units granted to employees under the WNS 2002 Stock Incentive Plan and the WNS 2006 Incentive Award Plan (as applicable) payable by WNS to the government of India.

WNS Holdings Limited     Fiscal Q3 2009
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended		Nine months ended
	December 31,		December 31,
	2008	2007	2008	2007

Revenue
Third parties	$133,289	$114,781	$404,250	$341,268
Related parties	721	864	2,501	2,478

	134,010	115,645	406,751	343,746
Cost of revenue	97,030	91,862	310,429	274,536

Gross profit	36,980	23,783	96,322	69,210
Operating expenses
Selling, general and administrative expenses	18,902	17,777	58,403	51,282
Amortization of intangible assets	7,419	897	16,900	2,205
Impairment of goodwill and intangible assets	—	—	—	15,464

Operating income	10,659	5,109	21,019	259
Other (expense) income, net	(4,113)	2,052	(5,901)	6,963
Interest expense	(3,955)	(21)	(7,322)	(23)

Income before income taxes	2,591	7,140	7,796	7,199
Provision for income taxes	(705)	(1,686)	(2,344)	(3,759)

Income before minority interests	1,886	5,454	5,452	3,440
Minority interest share of loss	180	—	180	—

Net income	$2,066	$5,454	5,632	$3,440

Basic income per share	$0.05	$0.13	$0.13	$0.08
Diluted income per share	$0.05	$0.13	$0.13	$0.08

WNS Holdings Limited     Fiscal Q3 2009
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	December 31	March 31
	2008	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$36,628	$102,698
Bank deposits and marketable securities	—	8,074
Accounts receivable, net of allowance of $1,895 and $1,784, respectively	62,221	47,302
Accounts receivable — related parties	47	586
Funds held for clients	4,909	6,473
Employee receivables	1,126	1,179
Prepaid expenses	4,440	3,776
Prepaid income taxes	3,256	2,776
Deferred tax assets— current	672	618
Foreign currency derivative contracts — current	10,184	—
Other current assets	17,959	8,596

Total current assets	141,442	182,078
Goodwill	85,093	87,470
Intangible assets, net	227,418	9,393
Property, plant and equipment, net	54,014	50,840
Other assets — non current	2,719	1,278
Deposits	8,420	7,391
Deferred tax assets — non current	16,129	8,055

TOTAL ASSETS	$535,235	$346,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$22,905	$15,562
Accounts payable — related parties	—	6
Long term debt — current	20,000	—
Short term line of credit	5,511	—
Accrued employee costs	25,215	26,848
Deferred revenue — current	6,326	7,790
Income taxes payable	4,693	1,879
Deferred tax liabilities — current	1,489	211
Accrual for earn-out payment	—	33,699
Other current liabilities	35,882	25,806

Total current liabilities	122,021	111,801
Long term debt — non current	180,000	—
Deferred revenue — non current	3,134	1,549
Deferred rent	2,301	2,627
Accrued pension liability	2,152	1,544
Deferred tax liabilities — non current	10,709	1,834
Liability on outstanding derivative and interest swap contracts — non current	11,818	—

TOTAL LIABILITIES	332,135	119,355
Minority interest	120	—
Shareholders’ equity:

WNS Holdings Limited     Fiscal Q3 2009

	December 31	March 31
	2008	2008
	(Unaudited)
Ordinary shares, $0.16 (10 pence) par value, authorized: 50,000,000 shares; Issued and outstanding: 42,582,566 and 42,363,100 shares, respectively	6,664	6,622
Additional paid-in capital	180,182	167,459
Ordinary shares subscribed: Nil and 1,666 shares, respectively	—	10
Retained earnings	44,471	38,839
Accumulated other comprehensive (loss) income	(28,337)	14,220

Total shareholders’ equity	202,980	227,150

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$535,235	$346,505

WNS Holdings Limited     Fiscal Q3 2009
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Nine months ended
	December 31,
	2008	2007

Cash flows from operating activities
Net cash provided by operating activities	$40,441	$20,730

Cash flows from investing activities
Acquisitions, net of cash received	(291,225)	(34,815)
Facility and property cost	(16,800)	(21,725)
Proceeds from sale of assets, net	219	101
Transfer of delivery centre to AVIVA	—	1,570
Marketable securities and deposits	7,687	12,000

Net cash used in investing activities	(300,119)	(42,869)

Cash flows from financing activities
Proceeds from exercise of stock options	1,103	1,851
Excess tax benefits from share-based compensation	1,544	1,987
Proceeds from long term debt, net	199,438	—
Initial Public Offering expenses	—	(150)
Short term borrowing availed	7,980	—
Short term borrowing repaid	(9,244)	—
Principal payments under capital leases	(182)	(7)

Net cash provided by financing activities	200,640	3,681

Effect of exchange rate changes on cash and cash equivalents	(7,032)	2,643

Net change in cash and cash equivalents	(66,070)	(15,815)
Cash and cash equivalents at beginning of period	102,698	112,340

Cash and cash equivalents at end of period	$36,628	$96,525